FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                March 07 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1     RNS Announcement, re:  Restructuring update
              dated  07 March 2003




7 March 2003



             BRITISH ENERGY plc ("British Energy" or the "Company")


                EXTENSION OF UK GOVERNMENT LOAN FACILITY,
                  UPDATE ON AMERGEN, ADR RATIO CHANGE


Loan Facility

The UK Government ("HMG") has agreed to extend the facility agreement (the "Facility"), entered into on 26 September 2002 (as amended), in order to provide financial stability and security whilst British Energy seeks to achieve the restructuring announced on 28 November 2002.

The Facility will mature on the earlier of 30 September 2004 or the date on which the restructuring plan becomes effective and will be reduced from GBP650m to GBP200m to provide working capital for the business and collateral to support UK trading operations. HMG will be entitled to require immediate prepayment of the Facility if British Energy does not obtain formal approvals to the standstill agreements (terms of which were announced on 14 February 2003) by 25 March 2003 from the creditors (Eggborough Banks, bondholders, Royal Bank of Scotland, Enron, TotalFinaElf and Teesside Power Limited) or if in the opinion of the Secretary of State the restructuring cannot be implemented in the manner or timescale envisaged.

The Board continues to believe that the proposed restructuring is in the best interests of the Company and is working closely in conjunction with its advisers and creditors to implement a successful restructuring of British Energy in accordance with the Restructuring Proposals accepted on 28 November 2002 by HMG. However, if the requirements set out in the restructuring proposals are not met and the restructuring is therefore not implemented, the Company may have to seek insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders.



Update on AmerGen



British Energy and Exelon Generation Company LLC announced in September 2002 their intention to sell their interests in AmerGen, which owns and operates three nuclear power stations in the United States.



British Energy has decided, jointly with Exelon, to terminate this sale process. British Energy and Exelon together concluded that none of the proposals received adequately reflected the intrinsic value of AmerGen.



In accordance with the restructuring principles announced on 28 November 2002, British Energy is continuing to take steps to realise its 50% interest in AmerGen and to be in a position to execute a sale agreement by 30 June 2003.



ADR Ratio Change



As announced in the Interim Results on 12 December, 2002, the Company has been in discussions with the New York Stock Exchange to ensure that it complies with its continued listing criteria relating to the minimum share price. Therefore, the ratio on the British Energy shares traded on the New York Stock Exchange will be changed from 1 ADR to 4 ordinary shares, to a new ratio of 1 ADR to 75 ordinary shares. It is expected that this change will be effective by 30 April 2003




For further information:                    Andrew Dowler
                                            Financial Dynamics
                                            020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 07 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations